Invitation to the Annual General Meeting of Global Blue Group Holding AG (the "Company") Thursday, September 12, 2024, 8:30 a.m. Central European Summer Time at Mandarin Oriental Savoy Hotel - Poststrasse 12 - 8001 Zurich, Switzerland (physical meeting) I. AGENDA ITEMS 1. Annual Report 2023/2024, Consolidated Financial Statements 2023/2024, Statu- tory Financial Statements 2023/2024, Compensation Report 2023/2024 and Cor- porate Social Responsibility Report 2023/2024 1.1 Approval of the Annual Report, Consolidated Financial Statements and Statutory Financial Statements Proposal of the Board of Directors: The Board of Directors proposes that the Annual Report 2023/2024, the Consolidated Financial Statements 2023/2024 and the Statutory Financial Statements 2023/2024 be approved. Explanation: The Annual Report 2023/2024, the Consolidated Financial Statements 2023/2024 and the Statutory Financial Statements 2023/2024 are available to the shareholders online at www.globalblue.com/corporate/investor-relations/. 1.2 Consultative vote on the Compensation Report Proposal of the Board of Directors: The Board of Directors proposes that the Compensation Report 2023/2024 be endorsed (non-binding consultative vote). Explanation: The Compensation Report contains the principles governing the compensation paid to the Board of Directors and the Executive Committee and reports on the amounts paid to members of such bodies for 2023/2024, as required by law. The Compensation Re- port 2023/2024 is available to the shareholders online at www.globalblue.com/corpo- rate/investor-relations/.

2 1.3 Consultative vote on the Corporate Social Responsibility Report Proposal of the Board of Directors: The Board of Directors proposes that the Corporate Social Responsibility Report 2023/2024 be endorsed (non-binding consultative vote). Explanation: As newly required by the Swiss Code of Obligations effective from the financial year 2023/2024, the Board submits the Corporate Social Responsibility Report to the Gen- eral Meeting of Shareholders for its approval. The Corporate Social Responsibility Re- port explains the Company’s strategic sustainability framework, related ambitions, and its approach and progress in implementing its ambitions and achieving its targets. The Corporate Social Responsibility Report 2023/2024 is available to the shareholders online at www.globalblue.com/corporate/investor-relations/. 2. Appropriation of Available Earnings Proposal of the Board of Directors: The Board of Directors proposes that the loss for the FY 23/24 be carried forward and a distribution in kind to the holders of the Series B Preferred Shares in the amount of CHF 11,011.76 (representing 1,101,176 Series B Preferred Shares) out of reserves from capital contribution. The below is a summary of the appropriation of earnings as proposed by the Board of Directors. 31-Mar-24 Proposal of the Board of Directors (in '000 Swiss francs) Retained Earnings Retained earnings available to the general meeting (brought forward from FY 22/23) 2,231 Loss for the FY 23/24 (39,516) Allocated to legal reserves - Accumulated Losses Carried Forward (37,285)

3 31-Mar-24 Proposal of the Board of Directors (in Swiss francs) Distribution of Reserves from capital contribution Reserves from capital contribution availa- ble to the Annual General Meeting 821,651,200.87 PIK Dividend to be distributed to holders of Series B Preferred Shares 11,011.76 Reserves from capital contribution after PIK Dividend 821,640,189.11 Explanation: Under Swiss law, the appropriation of available earnings must be submitted for share- holders' approval. Pursuant to the Company's articles of association (the "Articles of Association"), the Series B Preferred Shares provide for an annual PIK Dividend in the form of newly issued Series B Shares in an amount equal to 5% of the Series B Pre- ferred Shares outstanding (less any such shares held in treasury) to be paid pro rata to their holders. The PIK Dividend is distributed from the Company's capital contribution reserves. The new Series B Preferred Shares are expected to be issued from the Com- pany's Capital Band following the Annual General Meeting. The appropriation of the retained earnings and the distribution of the PIK Dividend are based on the Statutory Financial Statements audited by the auditors, Pricewaterhouse- Coopers SA and to be approved under agenda item 1. The auditor has confirmed that the appropriation of earnings proposed under the agenda item 2 complies with the law and the Articles of Association. 3. Discharge of the Board of Directors and of the Executive Committee Proposal of the Board of Directors: The Board of Directors proposes that all members of the Board of Directors and of the Executive Committee be granted discharge for the fiscal year ended March 31, 2024. Explanation: With the discharge of the members of the Board of Directors and the Executive Com- mittee, the Company as well as the approving shareholders declare that they will no longer hold accountable those responsible for events from the past fiscal year that were brought to the attention of the Annual General Meeting.

4 4. Board Elections 4.1 Re-election of the Chair and members of the Board of Directors Proposal of the Board of Directors: The Board of Directors proposes that each of the following persons (incl. Chair of the Board of Directors) be re-elected as directors for a term of office until the conclusion of the Annual General Meeting 2025: ⎯ Thomas Farley (as member and Chair of the Board of Directors) ⎯ Joseph Howard Osnoss ⎯ Christian Lucas ⎯ Jacques Stern ⎯ Eric Strutz ⎯ Eric Meurice ⎯ Ulf Pagenkopf ⎯ Thomas Klein Explanation: The elections will be conducted on an individual basis. A detailed biography of each candidate for re-election can be found online at www.globalblue.com/corporate/about- us/governance/. 4.2 Election of new members of the Board of Directors The Board of Directors proposes that Pietro Candela be elected as director for a term of office until the conclusion of the Annual General Meeting 2025. Explanation: Mr. Pietro Candela has been the general manager of Alipay+ in Europe since March 2024. Mr. Candela joined Alipay in 2016 and successively served various leadership roles including head of business development of Alipay Europe between 2019 and 2022 and head of business development of Alipay+ in Europe and Middle East between 2022 and 2024. Mr. Candela also sits on the board of Casta Diva Group, a listed communi- cation company. Prior to joining Alipay, Mr. Candela was a partner of EY within the EMEIA Advisory Center and also a partner at Booz within the European Communication Media & Technology practice, leading the Digital Business & Technology practice in Italy. Mr. Candela obtained a degree in Electronics Engineering and an MBA from the Polytechnic of Milan.

5 4.3 Election of Nomination and Compensation Committee Proposal of the Board of Directors: The Board of Directors proposes that Thomas Farley, Joseph Howard Osnoss and Eric Strutz each be re-elected as a member of the Nomination and Compensation Commit- tee for a term of office until the conclusion of the Annual General Meeting 2025. Explanation: As requested by Swiss law and according to art. 7 of the Articles of Association, the General Meeting of Shareholders elects the members of the Nomination and Compen- sation Committee. The elections will be conducted on an individual basis. Detailed bi- ography of each candidate can be found online at www.globalblue.com/corpo- rate/about-us/governance/. 5. Approval of the maximum Board Compensation and Executive Committee Com- pensation 5.1 Approval of the total maximum amount of Board Compensation Proposal of the Board of Directors: The Board of Directors proposes the approval of the aggregate maximum amount of compensation for the Board of Directors of CHF 600,000 (excluding employer social security and pension contributions) for the term of office until the Annual General Meet- ing 2025. Explanation: As requested by Swiss law and according to art. 8 of the Articles of Association, the General Meeting of Shareholders shall approve the maximum aggregate amount of compensation of the Board of Directors for the term of office until the next ordinary meeting of the shareholders. The proposed amount includes the remuneration of the two current non-executive directors who receive remuneration and an additional sum to potentially cover the remuneration of any additional non-executive directors to be ap- pointed to the Board of Directors in the coming year, and consists of 50% cash com- pensation for the role on the Board of Directors and its committees as well as 50% in the form of Long-Term Incentive Plans (“LTIP”). The proposed maximum total amount does not include the employer’s statutory social security and pension contributions, which must be paid by the Company. The remuneration actually paid will be disclosed in the Compensation Report for FY2024/25. 5.2 Approval of the total maximum amount of Executive Committee Compensation for the fiscal year 2025/26 Proposal of the Board of Directors:

6 The Board of Directors proposes the approval of an aggregate maximum amount of compensation for the Executive Committee of CHF 14 million for the fiscal year 2025/26 (excluding employer social security and pension contributions). Explanation: As requested by Swiss law and according to art. 8 of the Articles of Association, the General Meeting of Shareholders shall approve the maximum aggregate amount of compensation of the Executive Committee for the next fiscal year (i.e. FY2025/26). The proposed amount comprises an annual fixed maximum compensation of CHF 6,000,000, an annual maximum bonus of CHF 3,500,000, an LTIP with a maxi- mum estimated value at the time of allocation of CHF 3,500,000 and other benefits of a total maximum amount of CHF 1,000,000. The proposed maximum total amount does not include the employer’s statutory social security and pension contributions, which must be paid by the Company. The remuneration actually paid for the fiscal year 2025/26 will be disclosed in the Compensation Report for FY2025/26. 6. Election of Independent Proxy Proposal of the Board of Directors The Board of Directors proposes that ADROIT Attorneys, Kalchbühlstrasse 4, CH-8038 Zurich, Switzerland, represented by Mr. Roger Föhn, be elected as Independent Proxy for a term of office until the conclusion of the Annual General Meeting 2025. Explanation: The law and the Articles of Association require that the Independent Proxy is elected annually by the General Meeting of Shareholders. Mr. Roger Föhn meets the independ- ence criteria and the Board of Directors suggests that he should be re-elected for rea- sons of continuity. 7. Election of Statutory Auditors Proposal of the Board of Directors: The Board of Directors proposes that PricewaterhouseCoopers SA, Geneva, Switzer- land, be re-elected as statutory auditors for a term of office until the conclusion of the Annual General Meeting 2025. Explanation: Pursuant to the Articles of Association, the auditors shall be elected annually by the General Meeting of Shareholders. PricewaterhouseCoopers SA have confirmed to ex- ercise the mandate if elected.

8. Amendment of the Arbitration Provision in the Articles of Association

Proposal of the Board of Directors:

The Board of Directors proposes that art. 34 para. 3 of the Articles of Association be amended as follows (changes are underlined):

Artikel 34: Schiedsklausel	Article 34: Arbitration:
[Absatz 1 and 2 unverändert]	[para. 1 and 2 unchanged]
Das Schiedsverfahren unterliegt den Vorschriften der Schiedsgerichtsordnung der Internationalen Handelskammer (ICC), die am Datum der Einreichung des Schiedsantrages gemäss der vorgenannten Schiedsordnung in Kraft sind. <u>Personen, welche von den Rechtswirkungen des Schiedsspruches gemäss Artikel 697n OR direkt betroffen sein können, werden gemäss Artikel 31 der Statuten über die Einleitung und Beendigung des Verfahrens informiert. Sie können sich bei der Bestellung des Schiedsgerichts und am Verfahren als Partei oder Nebenintervenient(in) beteiligen.</u>	The arbitration proceedings shall be resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce in force on the date on which the request for arbitration is submitted in accordance with these rules. <u>Persons that can be directly affected by the legal effects of arbitral award pursuant to article 697n CO will be informed about the initiation and the conclusion of the arbitration proceedings pursuant to Article 31 of the Articles of Association. They can participate in the appointment of the arbitral tribunal and in the proceeding as main party or by way of joinder of parties.</u>

Explanation:

The proposed amendment reflects the requirements of the new corporate law which came into effect on January 1, 2023 and which must be implemented by the end of 2024.

II. ORGANIZATIONAL MATTERS

<u>Time:</u> Thursday, September 12, 2024, 8:30 a.m. Central European Summer Time

<u>Location:</u> Mandarin Oriental Savoy Hotel – Poststrasse 12 – 8001 Zurich, Switzerland

<u>Eligibility to Vote</u>

Shareholders with voting rights registered in the share register ("holders of record") maintained by our transfer agent, Equiniti Trust Company LLC ("ETC") (previously known as American Stock Transfer & Trust Company LLC) and shareholders holding their shares through their broker or

7

8 bank (“street name holders”) on September 4, 2024 at 4:30 p.m. EDT (the “Record Date”) will be eligible to vote at the Annual General Meeting. Shareholders who have sold their shares prior to September 4, 2024 are not entitled to vote those shares at the Annual General Meeting. Invitation, Voting Materials, Attendance and Voting Holders of record on August 15, 2024 will receive the Annual General Meeting invitation and a proxy card directly from ETC. These materials will contain access information for the ETC portal, by which holders of record may give voting instructions and authorization to the independent proxy, as well as information on voting by mail. Street name holders are unknown to the Company or ETC. Street name holders should receive materials on behalf of, and be able to vote on the portal designated by, their broker or bank. Street name holders will only be able to give instructions and authorization to the independent proxy via the portal or other method designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so. Holders of record with voting rights, including those who become holders of record after Au- gust 15, 2024 but on or before September 4, 2024 and wish to vote their shares at the Annual General Meeting (by way of the independent proxy), may obtain copies of the proxy card by con- tacting ETC via email at proxy@equiniti.com. Holders of record and street name holders who wish to attend the Annual General Meeting in person should proceed as set out below under "Admission to Annual General Meeting". Holders of record who do not wish to attend the Annual General Meeting can exercise their voting rights through the independent proxy ADROIT Attorneys, Kalchbühlstrasse 4, CH-8038 Zurich, Switzerland, represented by Mr. Roger Föhn. Shareholders may give voting instructions and au- thorization to the independent proxy prior to the Annual General Meeting. The independent proxy will be physically present at the Annual General Meeting in order to vote on behalf of the share- holders from whom the independent proxy has received valid instructions and authorization. In addition, holders of record can grant a proxy to another person attending the Annual General Meeting in accordance with the procedures set out below under "Admission to Annual General Meeting". Voting Instructions by Holders of Record The Company recommends that holders of record who do not wish to attend the Annual General Meeting in person, give their voting instructions and authorization to the independent proxy elec- tronically through the ETC portal with the individual shareholder number (“QR Code”) provided by ETC. To do so, holders of record should follow the instructions given on the enclosed proxy card. Holders of record may also give voting instructions and authorization to the independent proxy through ETC by mail, using the enclosed proxy card. Holders of record should send their filled out and signed proxy card to ETC via email at proxy@equiniti.com, or by using the enclosed business reply envelope or another envelope with the appropriate postage at the following address:

9 Equiniti Trust Company LLC Attn: Operation Center 6201 15th Ave Brooklyn NY 11219 Electronic voting instructions and proxy cards sent by mail must be received by ETC no later than 8:00 a.m. EDT / 2:00 p.m. CEST on September 9, 2024. Once received by ETC, voting instructions may not be changed by the shareholders. Should ETC receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account. Voting Instructions by Street Name Holders Street name holders who would like to give voting instructions and authorization to the independ- ent proxy to vote should follow the instructions of their broker or bank or its designated agent and should use the portal or other methods designated by their broker or bank. Street name holders should observe the deadlines to submit voting instructions and authoriza- tions that are set in the instructions of their broker or bank or its designated agent. Admission to Annual General Meeting In order to attend the Annual General Meeting in person, shareholders of record must bring their admission ticket (which may be obtained as described below) and government-issued identifica- tion such as a driver’s license or passport. A shareholder may also appoint another person to represent him or her at the Annual General Meeting through a written, signed proxy giving such person the right to vote the shares. Such a person must bring that proxy, his or her government- issued identification, and an admission ticket to the Annual General Meeting. Street name holders who wish to vote in person at the Annual General Meeting must obtain a signed proxy from their broker, bank, nominee or other custodian that authorizes them to vote the shares. In addition, street name holders must bring to the Annual General Meeting an admission ticket and government-issued identification. Street name holders who have not obtained a proxy from their broker or custodian are not entitled to vote in person at, or participate in, the Annual General Meeting. To request an admission ticket to the Annual General Meeting, please contact investor relations (via email at ir@globalblue.com) and send proof of your stock ownership. For record holders, proof of stock ownership is a copy of your invitation to the Annual General Meeting. For street name holders, proof of stock ownership is an account statement or letter from the broker, bank or other nominee indicating that you are the owner of the shares. To allow time for processing, please submit requests for admission tickets by September 5, 2024. Admission tickets are not transferable. You may contact investor relations with any questions about the admission ticket process. The Company reserves the right to deny admission to the Annual General Meeting to any shareholder that does not present a valid admission ticket, government-issued identification or any other required document described in this section.

10 Availability of Annual Report and Related Materials This invitation to the Annual General Meeting 2024 including the explanation to the agenda items, and the FY2023/24 – Global Blue Group Holding AG Annual Report (which includes the Manage- ment Report (Form 20-F), the Consolidated Financial Statements 2023/2024, the Statutory Fi- nancial Statements 2023/2024, the Compensation Report 2023/2024, the Corporate Social Re- sponsibility Report 2023/2024 and the reports of the auditors) are available online at www.global- blue.com/corporate/investor-relations. Copies of these documents may be obtained without charge by contacting the investor relations via email at ir@globalblue.com. Zurich, August 19, 2024 By the order of the Board of Directors of Global Blue Group Holding AG Jeremy Henderson-Ross General Counsel & Company Secretary